TSX, NYSE - HBM 2026 No. 28

25 York Street, Suite 800 Toronto, Ontario Canada M5J 2V5 tel 416 362-8181 Fax 416 362-7844 hudbay.com	News Release

Hudbay Files Technical Report for its Snow Lake Operations in Manitoba

Toronto, Ontario, November 6, 2026 - Hudbay Minerals Inc. ("Hudbay" or the "Company") (TSX, NYSE: HBM) today announced that, further to the Company's news release dated September 28, 2026, the Company has filed a National Instrument 43-101 technical report for its Snow Lake operations in Manitoba (the "2026 Technical Report").

Hudbay's 100% owned Snow Lake operations in Manitoba include the Lalor gold-copper-zinc mine, the New Britannia gold mill, the Stall base metals concentrator, the 1901 zinc-gold deposit, several satellite deposits and the former producing New Britannia gold mine currently on care and maintenance.

As disclosed in the September 28, 2026 news release, the highlights of the 2026 Technical Report include:

  An enhanced gold production profile with a 37% increase in gold production over the next five yearsi.
  Total life-of-mine gold production increased by 60% to 2.8 million ounces compared to 1.8 million ounces in the 2021 technical reporti.
  The updated mine plan maintains average annual production of 185,000 ounces of gold over the next five yearsi reflecting several optimization initiatives including higher mill throughput at New Britannia and higher gold recoveries at the Stall mill to better utilize the combined 6,300 tonnes per day of processing capacity. Snow Lake's proven and probable reserve mine life is extended to 2043.
  Mineral reserve estimates increased to 27 million tonnes containing 2.0 million ounces of gold, representing a 38% increase in tonnage from the January 1, 2026 mineral reserve estimate. The increase in reserves and mine life extension is driven by reserve conversion at Lalor and 1901, higher reserves at the WIM and 3 Zone satellite deposits, and the first reserve estimate for the Talbot and Rail satellite deposits.
  Life-of-mine plan is based on reserve estimates and reflects a conservative view based on Hudbay's historical high resource-to-reserve conversion rate of 90%ii.

A copy of the 2026 Technical Report will be available on Hudbay's corporate website at www.hudbay.com, Hudbay's SEDAR+ profile at www.sedarplus.ca and on Hudbay's EDGAR profile at www.sec.gov.

Qualified Person and NI 43-101

The 2026 Technical Report is titled "National Instrument 43-101 Technical Report, Lalor and Snow Lake Operations, Manitoba, Canada", with an effective date of September 1, 2026.

The technical and scientific information in this news release has been approved by Marc-André Brulotte, P. Geo., Executive Director, Global Mineral Resource Evaluation. Mr. Brulotte is a qualified person pursuant to National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101").

The 2026 Technical Report has been prepared pursuant to NI 43-101 under the supervision of Mr. Brulotte. It constitutes the current technical report in respect of Hudbay's Snow Lake operations and supersedes and replaces all prior technical reports relating to the Snow Lake operations.

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Forward-Looking Information

This news release contains forward-looking information within the meaning of applicable Canadian and United States securities legislation. Forward-looking information is not, and cannot be, a guarantee of future results or events. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the Company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

Forward-looking information includes, but is not limited to, statements with respect to the Company's expectations regarding the production, cost profile and development timelines of its Snow Lake operations, including with respect to its anticipated mine life, the potential to extend the mine life, the potential to convert inferred mineral resources into mineral reserves based on historical conversion rates, opportunities to and further optimize the mine plan, and the potential of the former producing New Britannia gold mine currently on care and maintenance, including its potential to become a new anchor deposit, as well as expectations regarding metals prices, operating and capital costs and other assumptions. Forward-looking information is based on, among other things, opinions, assumptions, estimates and analyses that, while considered reasonable by the Company at the date the forward-looking information is provided, inherently are subject to significant risks, uncertainties, contingencies and other factors that may cause actual results and events to be materially different from those expressed or implied by the forward-looking information.

The material factors or assumptions that Hudbay has identified and were applied in drawing conclusions or making forecasts or projections set out in the forward-looking information include, but are not limited to:

● the ability to achieve production, cost and capital expenditure forecasts;

● the ability to obtain the necessary permits and social license to develop the satellite deposits that have been included in the Snow Lake mine plan;

● the ability to execute on the Company's exploration plans and to advance related drill plans;

● the success of mining, processing, exploration and development activities;

● the scheduled maintenance and availability of the Company's processing facilities;

● the accuracy of geological, mining and metallurgical estimates;

● anticipated metals prices and the costs of production;

● the supply and demand for metals the Company produces;

● the supply and availability of all forms of energy and fuels at reasonable prices;

● no significant unanticipated operational or technical difficulties;

● the availability of additional financing, if needed;

● the ability to complete project targets on time and on budget and other events that may affect the Company's ability to develop its projects;

● the timing and receipt of various regulatory and governmental approvals;

● the availability of personnel for the Company's exploration, development and operational projects and ongoing employee relations;

● maintaining good relations with the employees at the Company's operations;

● maintaining good relations with the labour unions that represent certain of the Company's employees in Manitoba;

● maintaining good relations with the communities in which the Company operates, including neighbouring Indigenous communities and local governments;

● no significant unanticipated challenges with stakeholders at the Company's various projects;

● no significant unanticipated events or changes relating to regulatory, environmental, health and safety matters;

● no contests over title to the Company's properties, including as a result of rights or claimed rights of Indigenous people;

● no significant unanticipated litigation;

● certain tax matters, including, but not limited to current tax laws and regulations, changes in taxation policies and the refund of certain value added taxes from the Canadian government; and

● no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices and foreign exchange rates).

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The risks, uncertainties, contingencies and other factors that may cause actual results to differ materially from those expressed or implied by the forward-looking information may include, but are not limited to, risks generally associated with the mining industry and the current geopolitical environment, including fluctuations in commodity prices, the potential implementation or expansion of tariffs, currency and interest rate fluctuations, energy and consumable prices, supply chain constraints and general cost escalation in the current inflationary environment, uncertainties related to the development and operation of the Company's projects, risks associated with the development of new projects, risks related to the Snow Lake mine plan, including the ability to sequence the permitting and development of multiple satellite deposits, risks related to historical agreements in respect of the New Britannia mine, risks related to reclamation and closure liabilities, dependence on key personnel and employee and union relations, risks related to political or social instability, unrest or change, risks in respect of Indigenous and community relations, rights and title claims, operational risks and hazards, including the cost of maintaining and upgrading the Company's tailings management facilities and any unanticipated environmental, industrial and geological events and developments and the inability to insure against all risks, failure of plant, equipment, processes, transportation and other infrastructure to operate as anticipated, compliance with government and environmental regulations, including permitting requirements and anti-bribery legislation, depletion of the Company's reserves, volatile financial markets and interest rates that may affect the Company's ability to obtain additional financing on acceptable terms, the failure to obtain or maintain required permits or approvals from government authorities on a timely basis, uncertainties related to the geology, continuity, grade and estimates of mineral reserves and resources and the potential for variations in grade and recovery rates, uncertain costs of reclamation activities, the Company's liquidity risks and its ability to access capital on acceptable terms, tax refunds, hedging transactions, cybersecurity risks and risks related to the reliability and security of the Company's information technology and operational technology systems, including risks arising from cyber attacks, ransomware, phishing and other malware, risks associated with the use of artificial intelligence technologies, operational disruptions arising from environmental events such as wildfires or other forms of extreme weather, as well as the other risks discussed under the heading "Risk Factors" in Hudbay's most recent Annual Information Form for the year ended December 31, 2025 and under the heading "Financial Risk Management" in the Company's most recent annual management's discussion and analysis for the year ended December 31, 2025 which are available on the Company's SEDAR+ profile at www.sedarplus.ca and the Company's EDGAR profile at www.sec.gov.

Should one or more risk, uncertainty, contingency or other factor materialize or should any factor or assumption prove incorrect, actual results could vary materially from those expressed or implied in the forward-looking information. Accordingly, you should not place undue reliance on forward-looking information. Hudbay does not assume any obligation to update or revise any forward-looking information after the date of this news release or to explain any material difference between subsequent actual events and any forward-looking information, except as required by applicable law.

About Hudbay

Hudbay (TSX, NYSE: HBM) is a copper-focused critical minerals mining company with three long-life operations and a world-class pipeline of copper growth projects in tier-one mining jurisdictions of Canada, Peru and the United States. Hudbay's operating portfolio includes the Constancia mine in Cusco (Peru), the Snow Lake operations in Manitoba (Canada) and the Copper Mountain mine in British Columbia (Canada). Copper is the primary metal produced by the Company, which is complemented by meaningful gold production and by-product zinc, silver and molybdenum.

Hudbay's growth pipeline includes the Copper World project in Arizona (United States), the Cactus project in Arizona (United States), the Mason project in Nevada (United States), the Llaguen project in La Libertad (Peru) and several expansion and exploration opportunities near its existing operations.

The value Hudbay creates and the impact it has is embodied in its purpose statement: "We care about our people, our communities and our planet. Hudbay provides the metals the world needs. We work sustainably, transform lives and create better futures for communities." Hudbay's mission is to create sustainable value and strong returns by leveraging its core strengths in community relations, focused exploration, mine development and safe, efficient operations.

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For further information, please contact:

Candace Brûlé

Senior Vice President, Capital Markets & Corporate Affairs

(416) 362-8181

investor.relations@hudbay.com

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i Average gold production over the 2026 to 2030 five-year period. Total life-of-mine ("LOM") gold production compares total LOM gold production in the 2021 technical report to total LOM gold production in the 2026 updated mine plan plus actual production since 2021.
ii Resource-to-reserve conversion rate based on the historical conversion at the Lalor deposit from 2022 to 2026.